AllianceBernstein Growth and Income Fund, Inc.
Exhibit 77I

77I - Terms of new or amended securities

In 2003, the Fund issued a new class of shares, Class R Shares. Class R Shares, along with Adviser Class, Class A, Class B, Class C shares each represent an interest in the same portfolio of investments of the Fund, have the same rights and are identical in all respects, except that (i) Class A shares bear the expense of the initial sales charge (or contingent deferred sales charge, when applicable), Class
B and Class C shares bear the expense of the deferred sales charge, and Adviser Class and Class R shares do not bear sales charges (ii) Class B shares and Class C shares each bear the expense of a higher distribution services fee than that borne by Class R shares, Class
A shares bear the expense of a lower distribution services fee than that borne by Class R shares and Advisor Class shares do not bear such a fee, (iii) Class B and Class C shares bear higher transfer agency costs than that borne by Class A, Class R and Advisor Class shares; (iv) each of Class A, Class B, Class C and Class R has exclusive voting rights with respect to provisions of the Rule
12b-1 Plan pursuant to which its distribution services fee is paid and other matters for which separate class voting is appropriate under applicable law, provided that, if the Fund submits to a vote of the Class A shareholders, an amendment to the Rule 12b-1 Plan that would materially increase the amount to be paid thereunder with respect to the Class A shares, then such amendment will also be submitted to the Class B and Advisor Class shareholders and the Class A, the Class B and the Advisor Class shareholders will vote separately by class; and (v) Class B and Advisor Class shares are subject to a conversion feature. Each class has different exchange privileges and certain different shareholder service options available.




















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